July 08, 2014

BY EDGAR TRANSMISSION

Ms. Laura Veator

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C 20549

Re:	Syntel, Inc. (CIK 0001040426); Annual Report on Form 10-K for FYE
December 31, 2013

Dear Ms. Veator:

This letter is in response to your letter dated May 19, 2014, in which you set forth certain comments of the staff with respect to the above-referenced filing. For your convenience, those comments are set forth below followed by our responses. In this regard, thank you very much for the additional time that you granted us to respond to the comments. We appreciate your every consideration.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Years Ended December 31, 2013 and 2012, page 45

Question: 1.

Tell us what consideration you gave to quantifying the impact of each source of material change that you identify relating to your change in cost of goods sold, including the impact of foreign currency translation. See Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response:

The overall decrease in cost of goods sold, as a percent of revenues in 2013, as compared to 2012 was only 0.7% (55.8% vs. 56.5%). We have also quantified the percentage decrease or increase in cost of goods sold for each reported segment separately and included a discussion of the drivers of the changes in costs by type of cost. In addition, on page 62 under the note “Foreign Currency Risk” we have specifically quantified and disclosed the impact of the depreciation of the Indian Rupee as compared to the US dollar.

“During the year ended December 31, 2013, the Indian rupee has depreciated against the U.S. dollar, by average, 10.2% as compared to the year ended December 31, 2012. This rupee depreciation positively impacted the Company’s gross margin by 237 basis points, operating income by 343 basis points and net income by 345 basis points, each as a percentage of revenue”.

In future fillings, we will include disclosures similar to the above paragraph in “Management’s Discussion and Analysis of Financial Condition and Results of Operation” under “Cost of Revenues.” Our future disclosures will quantify and discuss the drivers of the changes in our costs on a consolidated company basis.

Selling, General and Administrative Expenses, page 47

Question: 2.

Please clarify how a decrease in foreign exchange gain of $7.7 million resulted in a decrease in selling, general and administrative expenses.

Response:

Our discussion of the decrease in selling, general and administrative (“SGA”) expenses incorrectly described foreign exchange gains in 2013 as decreasing when our foreign exchange gains actually increased in 2013 from 2012. The related increase in foreign exchange gain of $7.7 million (i.e. $9.0 million in 2013 vs. $1.3 million in 2012) was correctly reported under ‘Foreign Currency Translation’ Note on Page F-19 as noted below:

“During the year ended December 31, 2013, 2012 and 2011, foreign exchange gain of $9.0 million and $1.3 million and $8.7 million was included in selling, general and administrative expenses, respectively”.

In future filings of our 10-K, which include an explanation of the changes in SGA expenses, we will make sure that the explanation noted above is included.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Derivative instruments and hedging activities

Question: 3.

Please clarify the nature of your net investment hedges, including the purpose of these hedges, and the authoritative literature you are relying on in accounting for these contracts. As part of your response, clarify the relationship between the $64.6 million foreign currency translation loss for the year ended December 31, 2013, and the $6.7 million loss on foreign exchange contracts designated as net investment hedges for the same period. That is, clarify how these contracts act as a hedge against the impact of foreign exchange changes on your net investment in foreign subsidiaries. Tell us how your disclosures comply with the provisions of ASC 815-10-50-1,1A and 1B, and ASC 815-10-50-2.

Response:

The Company’s Indian subsidiary, whose functional currency is the Indian Rupee, enters into foreign exchange forward contracts to mitigate the risk of changes in foreign exchange rates on dollar denominated assets and liabilities recorded on the books of our Indian subsidiary. The forward contracts are reported at fair value at each balance sheet date. Historically, gains and losses on the forward contracts have been recorded either in other comprehensive income as part of the gains or losses on derivatives or in the income statement as other income or loss depending on the designation of the hedge based on the requirements of ASC 815 and ASC 830.

As discussed in further detail below, we have completed an evaluation of our accounting for these forward contracts, as well as our accounting for certain transaction gains and losses. In this regard, we have treated the forward contracts associated with intercompany receivable of the Indian subsidiary’s books for which settlement is not planned in the foreseeable future as a net investment hedge and found such hedge to be ineffective. Further, as a result of this issue, we undertook a process to review our accounting for translation of our foreign subsidiaries financial statements, as well as a review of our accounting for transaction gains (losses).

In the course of this review, we also identified some additional accounting issues, which are further discussed below. The impact of these issues, however, is not material to any of our historical financial statements and will not be repeated in our future financials. Moreover, we do not believe that the magnitude of these matters, in the light of surrounding circumstances, is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by these issues. In fact, we do not believe that there is a substantial likelihood that the information would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.

For the year ended December 31, 2013, the Foreign Currency translation adjustment (“CTA”) of $64.6 million, which has been reported as ‘Other Comprehensive Loss’ under ‘Consolidated Statements of Comprehensive Income’, consisted of the following:

Component of CTA	$ in million
Foreign currency translation adjustments (a)	86.1
Intercompany translation adjustments (b)	(10.1)
Translation of other dollar denominated assets (c)	(11.4)

Total	$64.6

(a)	Foreign Currency Translation adjustments- arise from the translation of financial statements from the functional currencies of the respective foreign subsidiaries, to the US dollar reporting currency of Syntel, Inc.

(b)	Intercompany translation adjustments- relates to the translation adjustment of intercompany balances for which settlement is not planned in the foreseeable future pursuant to ASC 830.

(c)	Translation of other dollar denominated assets- relates to the translation gain (loss) on dollar denominated assets on the subsidiaries books, principally comprised of cash or cash equivalents.

For the year ended December 31, 2013, the losses on derivatives of $6.7 million, which has been reported as ‘Other Comprehensive Loss’ under ‘Consolidated Statements of Comprehensive Income’ consisted of following:

Derivatives designated as hedges	December 31, 2013 ($ in million)
Notional Amount of forward contract	130.5
Losses recognized in Other Comprehensive Loss	6.7

Losses on forward contracts-relate to losses on forward contracts that we had designated as net investment hedges of intercompany balances between our India subsidiary and the US parent. During the year ended December 31, 2013, the Company entered into foreign exchange forward contracts designated as hedges with a notional amount of $130.5 million. During the period ended December 31, 2013, a net loss of $6.7 million was recorded in other comprehensive income (“OCI”) relating to these contracts. Related disclosure in tabular format has been made under the head ‘Losses on derivatives’ on Page F-12.

Results of our analysis –

•	Based on the detailed analysis and in accordance with ASC 815-35-35-16 we have now concluded that these hedges were not effective, from an accounting perspective, for the year ending December 31, 2013. Accordingly, the loss of $6.7 million on the forward contracts was recorded in OCI, but should have been recorded in the income statement.

•	We determined that the exchange gain of $ 11.4 million related to “translation of dollar denominated assets” also should have been recorded in the income statement.

•	We inaptly classified the tax effect of the translation of intercompany balances in the income statement and accordingly, $1.4 million should be reclassified to OCI in line with ASC 740-20-45-11-b ‘Income Taxes – Intraperiod Allocation’.

Accordingly, the net impact of all these three amounts on the year 2013 income statement was $6.1 million. ($11.4 million – $6.7 million + $ 1.4 million). As a result, we did a look back analysis for the past 10 years, starting from the financial year 2004 to the first quarter of 2014 and the results of such are articulated below. We do not believe that going back prior to 2004 would result in a material amount since 1) a substantial percentage of our growth has been in the last 10 years as well as 2) we have had significant worldwide geographical expansion subsequent to 2004.

	$ in million
	Year Wise				Cumulative
Particulars	2013	2012	2011	2010	2004 to 2009	2004 to 2013	Q1’14	2014 Q1’14
Exchange Gain/(Loss) on USD denominated bank accounts in India	11.4	0.3	5.0	(0.4)	(1.0)	15.3	(3.6)	11.7
Add(Less): Gain/(Loss) on Forward Contracts related to Intercompany Transactions	(6.7)	(1.5)	(4.1)	1.7	(1.9)	(12.6)	0.7	(11.9)

Amount to be transferred to Income Statement (Before Tax Adjustment)	4.7	(1.2)	0.9	1.3	(3.0)	2.7	(2.9)	(0.2)
Add: Reclassification of Tax on Intercompany balances to OCI	1.4	0.3	2.3	(0.3)	(0.2)	3.4	(0.2)	3.2

Net Impact on Income Statement	6.1	(0.9)	3.2	1.0	(3.2)	6.1	(3.1)	3.0

Additionally, we also performed the ‘rollover’ and ‘iron curtain’ analysis for the past 4 years based on the look back analysis discussed above and summarized in the table below:

Year	Income (loss) $in million	Reported Net Income $in ‘000	% of Net Income	Reported Shareholders Equity $in ‘000	% of Shareholders Equity
	(a)	(b)	(a/b)	(c)	(a/c)
	Iron Curtain for each of the years
2013	6.1	219,658	2.77%	722,546	0.8%
2012	0.0	185,543	0.02%	565,670	0.0%
2011	0.9	122,856	0.71%	493,189	0.2%
2010	(2.3)	113,593	-2.06%	451,470	-0.5%

	Rollover for each of the years
2013	6.1	219,658	2.75%	722,546	0.8%
2012	(0.9)	185,543	-0.50%	565,670	-0.2%
2011	3.2	122,856	2.61%	493,189	0.6%
2010	1.0	113,593	0.87%	451,470	0.2%

As seen in the table above, the cumulative net impact on consolidated net income for the year ended December 31, 2013 was a gain of $6.1 million. This cumulative gain was reduced by a loss of $3.1 million during the quarter ended March 31, 2014; accordingly the cumulative gain as at March 31, 2014 was $3.0 million.

Based on the quantitative analysis performed under both the rollover method, as well as the iron curtain method and consideration of the various qualitative factors including company specific factors as highlighted in SEC Staff Accounting Bulletin No 108/99, we have concluded that these revised figures are not material based on a percentage of net income and also based on a percentage of the shareholder’s equity for any of the years or periods summarized in the table above.

Qualitative Considerations

As a threshold matter, based on the considerations outlined below and elsewhere in this letter, we do not believe that retroactively revising our financial statements to reflect these immaterial changes regarding a complex accounting matter will advance the goal of investor protection or be in the public interest. Moreover, we have discussed this view extensively with our independent auditors and they concur with us in this regard.

1.	We also checked the actual dilutive reported EPS for the past 4 years with the reported guidance numbers and noted that the actual EPS have always beaten the guidance numbers. This can be seen from the table below:

Particulars	Year
	2013	2012		2011	2010
Range of EPS Guidance	$4.90 to $5.00		$4.26 to $4.29	$2.65 to $2.73	$2.65 to $2.69
Actual EPS (Diluted)	$5.24		$4.44	$2.94	$2.73
Impact on EPS under Rollover Analysis	$0.14	-$	0.02	$0.08	$0.02

Accordingly, even if these changes were recorded in the period in which they occurred, the resulting EPS still would exceed the originally reported guidance provided by the Company.

2.	These changes do not have any impact on the reported revenue, which is one of the key performance metrics tracked by management and our shareholders.

3.	As of March 31, 2014, December 31, 2013 and 2012, the Company was in compliance with all of its debt covenants. Further, even if these changes are considered in each of the respective years, there is no adverse impact on the Company’s debt covenants.

4.	These changes represent a small understatement of income. Accordingly, their revision will not change an income into loss or vice-versa.

5.	We also checked the impact of the changes to the respective year’s line items as summarized below:

Component wise break-up of $ 3 million ‘Out of Period Adjustment’ along with % impact on revenue

$ in million

Particulars		Year Wise				Cumulative
	Impacted Line Items	2013	2012	2011	2010	2004 to 2009	2004 to 2013	Q1’14	2004 to Q1’14
Reported Revenue as per 10K/10Q		824.8	723.9	642.4	532.1	1,850.1	4,573.3	219.5	4,792.8

Exchange Gain/(Loss) on USD denominated bank	Selling, General and administrative expenses	11.4	0.3	5.0	(0.4)	(1.0)	15.3	(3.6)	11.7
accounts in India	% impact on Revenue	1%	0%	1%	0%	0%	0%	-2%	0%
Add/(Less): Gain/(Loss) on Forward Contracts	Other Income	(6.7)	(1.5)	(4.1)	1.7	(1.9)	(12.6)	0.7	(11.9)
related to Intercompany Transactions	% impact on Revenue	-1%	0%	-1%	0%	0%	0%	0%	0%
Amount to be transferred to Income Statement	Income before provision for income taxes	4.7	(1.2)	0.9	1.3	(3.0)	2.7	(2.9)	(0.2)
(Before Tax Adjustment)	% impact on Revenue	1%	0%	0%	0%	0%	0%	-1%	0%
Add: Reclassification of Tax on Intercompany	Income tax expense	1.4	0.3	2.3	(0.3)	(0.2)	3.4	(0.2)	3.2
balances to ‘OCI’	% impact on Revenue	0%	0%	0%	0%	0%	0%	0%	0%
Net Impact on Income Statement	Net income	6.1	(0.9)	3.2	1.0	(3.2)	6.1	(3.1)	3.0
	% impact on Revenue	1%	0%	0%	0%	0%	0%	-1%	0%

Corresponding amount transferred from OCI	Other Comprehensive Income	(6.1)	0.9	(3.2)	(1.0)	3.2	(6.1)	3.1	(3.0)

5(a). As indicated in our previous 10K/10Q filings, the transaction gains and losses were reflected within SGA in the Consolidated Statement of Income. We monitor our costs in the selling general and administrative category, exclusive of transaction gains and losses. Further, we report to the public, the amounts of transaction gains and losses in our quarterly and annual financial statements. We also believe that a user of the financial statements would exclude such amounts in their determination of our performance metrics, including any related trends. Accordingly, we do not believe the amount of this adjustment for transaction gain or loss is material.

5(b). As can be seen from the table above, the impact of these changes on SGA, Other Income, and Income Tax expenses as a % of revenue is not material.

5(c) Further, the impact of these changes is not material with respect to the “Shareholders’ Equity” for each of the respective years.

6.	These changes do not affect the reported segment gross margins.

7.	These changes do not have any material impact on management’s compensation for the respective years 2013, 2012 and 2011.

In view of all the above qualitative and quantitative analysis and company specific factors, we determined that these changes are not material and, in the view thereof, these will be revised prospectively as “an out-of-period” adjustment of $3.0 million in SGA in the consolidated financial statements for the second quarter of 2014.

In the future, forward contracts related to Intercompany transactions will be designated as fair value hedges and the gain/loss on such forward contracts will be recorded in the income statement, also exchange gain/loss related to translation of USD denominated bank accounts in India will be recorded in the income statement and the corresponding taxes on the exchange gain/loss pertaining to Intercompany balances for which settlement is not planned in foreseeable future will be appropriately recorded under OCI.

With regards to the relevant disclosures as per ASC 815-10-50-1, 1A, 1B and ASC 815-10-50-2, they are appropriately reported in the 10K under the Note ‘Derivative instruments and hedging activities’ on Page F-10, ‘Foreign Currency Risk’ Note on Page 62, in a tabular form ‘Change in Accumulated other comprehensive income (loss) by component (Net of tax expense or benefit)’ on Page F-13 and under ‘Consolidated Statements of Comprehensive Income’ on Page F-5.

Further, in the view of revised accounting treatment as referred above, the relevant related disclosures will be modified in future fillings.

As noted above, however, we do not believe that the magnitude of these matters, in the light of surrounding circumstances, is such that it is probable that the judgment of a reasonable person would have been changed or influenced by the revision of these issues, and we do not believe that there is a substantial likelihood that the revised information would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.

We firmly believe that retroactively revising our financial statements to reflect these immaterial changes will lead to substantial confusion on the part of our shareholders and the investing public generally about a complex accounting matter, and are not necessary for the protection of investors or in the public interest.

Question: 4.

Please clarify the purpose of your foreign exchange forward contracts relating to your customer related contracts, including the specific contracts to which these relate, and the currencies in which they are denominated.

Response:

The Company enters into foreign exchange forward contracts to mitigate the risk of changes in foreign exchange rates and they are reported at fair value. The counterparty to these contracts is a bank. The Company enters into foreign exchange forward contracts to hedge no more than 100% of the Company’s India-based entity revenue, and by generally, limiting foreign exchange forward contracts to maturities of one to six months. These contracts are accounted in pursuant to ASC 815 ‘Derivatives and Hedging’.

Forward contracts that are not designated as hedges of net investments relate to third party customer transactions of Indian subsidiaries and are denominated in US dollars and changes in fair value are reported in the consolidated statements of comprehensive income as ‘other income’.

During the year ended December 31, 2013, the Company entered into foreign exchange forward contracts not designated as hedges with a notional amount of $ 210.5 million. During the period ended December 31, 2013, the net loss of $11.3 million was recorded in other income relating to these contracts. Related disclosure in tabular format has been made under the head ‘Losses recognized in other income, net’ on Page No F-12.

12. Stock Compensation Plans, page F-35

Question: 5.

Tell us what consideration you gave to disclosing the information required by ASC 718-10-50-2 for your restricted stock awards.

Response:

Pursuant to ASC 718-10-50-2, the relevant disclosures were appropriately reported under Note 12 ‘Stock Compensation Plans’ on Page No F-35, Item 12 ‘Security ownership of certain beneficial owners and management and related Stockholder matters’ on Page No 65 and ‘Consolidated Statements of Shareholders’ Equity’ on Page No F-6.

In addition to above, the additional disclosure on total compensation cost related to unvested awards not yet recognized and the weighted average period over which it is expected to be recognized will be disclosed in future filing. The proposed disclosure for December 31, 2013 would appear as below.

A summary of the activity for restricted stock awards granted under our stock-based compensation plans as of December 31, 2013 and changes during the year then ended is presented below:

		Weighted Average
	Number Of Awards	Grant Date Fair Value
Unvested at January 1, 2013	260,859	$46.49
Granted	93,528	73.05
Vested	97,241	43.60
Forfeited	6,500	48.20

Unvested at December 31, 2013	250,646	$57.27

As of December 31, 2013, $11.8 million of total remaining unrecognized stock-based compensation cost related to restricted stock awards is expected to be recognized over the weighted-average remaining requisite service period of 2.4 years.

18. Consolidation of a Variable Interest Entity, page F-45

Question: 6.

We note that Section 13 of the Shareholders Agreement between State Street International Holdings (SSIH), Syntel Delaware LLC (Syntel DE), Syntel, Inc. and State Street Syntel Services Limited (the Company), referred to in Exhibit 10.2 of your Exhibit Index, provides SSIH the right to require Syntel DE to purchase all of the Shares of the Company owned by SSIH or its affiliates. Please clarify how you have accounted for this put option and the authoritative accounting literature upon which you have relied.

Response:

As referred to in Note 18 of the 10K, ‘Consolidation of a Variable Interest Entity’ on page No F-45, “Syntel Delaware is a 100% subsidiary of Syntel, Inc. and 49% shareholder of the joint venture (“JV”) entity SSSSML, the other shareholder being an affiliate of State Street Bank. Syntel Delaware has a variable interest in SSSSML as it is entitled to all the profits and solely responsible for all losses incurred by SSSSML even though it holds only 49% in the JV entity. Accordingly, Syntel Delaware consolidates the JV entity SSSSML”. The total equity share capital of State Street Syntel Services Limited (JV) is $59 of which 51% equity share capital, without par value $10 is held by SSIH and 49% equity share capital, without par value $49 is held by Syntel DE.

As referred to in Exhibit 10.2, Section 13 i.e. ‘SSIH’s Right to Put’ of the Shareholders Agreement between State Street International Holdings (SSIH), Syntel Delaware LLC (Syntel DE), Syntel, Inc. and State Street Syntel Services Limited (the Company) the ‘right to put’ is exercisable only upon the termination of the MSA and Serving of ‘Put Notice’ by SSIH.

Section 13.1 of Exhibit 10.2 states that – “During the Term SSIH shall have the right to give a notice (“Put Notice”) to Syntel DE at any time after the date on which State Street or an Affiliate of State Street becomes entitled to terminate the MSA, requiring Syntel DE to purchase all, but not less than all, of the Shares of the Company owned by SSIH or its Affiliates or their designees or nominees at that time free and clear of all Encumbrances (the “Put Option”)”.

Since there was not termination of the MSA as at the balance sheet date, i.e., December 31, 2013, the probability of the Put option being exercised by SSIH was remote as at December 31, 2013 and also the fact that the total exposure was immaterial, this was not accounted for.

Once again, thank you very much for your attention to this matter. In this regard, Syntel, Inc. acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and (iii) the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

We would be pleased to discuss our responses with you at your earliest convenience if that would be helpful to you. Please feel free to contact me at 248-619-3508 or our counsel, Rex E. Schlaybaugh, Jr. of Dykema Gossett PLLC, at 313-568-5370.

Very truly yours,

/s/ Daniel M. Moore

Daniel M. Moore

Chief Administrative Officer, General Counsel and Secretary

cc:	Rex E. Schlaybaugh, Jr., Esq.

    Dykema Gossett PLLC

D. Richard McDonald, Esq.

    Dykema Gossett PLLC

John L. Kurkowski

    Crowe Horwath LLP